UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Titles of Class of Securities)

38246G108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 38246G108	Page 2 of 12

1	NAME OF REPORTING PERSON SLP Geology Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 129,075,834
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 129,075,834

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,075,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.5% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), and is based on the number of shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”) of GoodRx Holdings, Inc. (the “Issuer”) outstanding, plus the number of shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”) of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 4.

Schedule 13G

CUSIP No. 38246G108	Page 3 of 12

1	NAME OF REPORTING PERSON SLP Geology GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 129,075,834
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 129,075,834

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,075,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.5% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 4.

CUSIP No. 38246G108	Page 4 of 12

1	NAME OF REPORTING PERSON Silver Lake Technology Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 129,075,834
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 129,075,834

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,075,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.5% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 4.

Schedule 13G

CUSIP No. 38246G108	Page 5 of 12

1	NAME OF REPORTING PERSON SLTA V (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 129,075,834
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 129,075,834

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,075,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.5% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 4.

Schedule 13G

CUSIP No. 38246G108	Page 6 of 12

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 129,075,834
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 129,075,834

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,075,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.5% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 4.

Schedule 13G

CUSIP No. 38246G108	Page 7 of 12

Item 1(a). Name of Issuer:

GoodRx Holdings, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2701 Olympic Boulevard

Santa Monica, California 90404

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by SLP Geology Aggregator, L.P., a Delaware limited partnership (“SLP Geology”), SLP Geology GP, L.L.C., a Delaware limited liability company (“Geology GP”), Silver Lake Technology Associates V, L.P., a Delaware limited partnership (“SLTA V”), SLTA V (GP), L.L.C., a Delaware limited liability company (“SLTA V GP”) and Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

The general partner of SLP Geology is Geology GP. The managing member of Geology GP is SLTA V and the general partner of SLTA V is SLTA V GP. The managing member of SLTA V GP is SLG.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

Item 2(e). CUSIP Number:

38246G108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 129,075,834 shares of the Class A Common Stock, consisting of 3,030,303 shares of Class A Common Stock and 126,045,531 shares of Class B Common Stock, which are convertible on a one-for-one basis for shares of Class A Common Stock, representing approximately 75.5% of the Issuer’s Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The shares of common stock beneficially owned by the Reporting Persons represents approximately 33.0% of the total common stock of the Issuer outstanding, representing approximately 36.0% of the total voting power of all common stock outstanding.

The percentages of beneficial ownership and voting power described in this Schedule 13G are based on a total of (i) 45,000,062 shares of Class A Common Stock outstanding, based on the 43,925,062 shares of Class A Common Stock outstanding as of November 9, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2020, plus the additional 1,075,000 shares of Class A Common Stock issued by the Issuer on December 17, 2020, as reported in the Current Report on Form 8-K, filed by the Issuer on December 21, 2020 and (ii) for purposes of calculation of percentage of total common stock and total voting power, 346,357,135 shares of Class B Common Stock outstanding as of November 9, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2020.

Certain of the Reporting Persons, Idea Men, LLC and certain affiliates of Francisco Partners and Spectrum Equity (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Items 2(a) and 4 above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 38246G108	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SLP Geology Aggregator, L.P.

By:	SLP Geology GP, L.L.C., its general partner

By:	Silver Lake Technology Associates V, L.P., its managing member
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLP Geology GP, L.L.C.

By:	Silver Lake Technology Associates V, L.P., its managing member
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.

By:	SLTA V (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA V (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

CUSIP No. 38246G108	Page 12 of 12

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.